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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             UNICO, INCORPORATED
                      _________________________________
                               (Name of Issuer)


                                 Common Stock
                         ____________________________
                        (Title of Class of Securities)


                                 904622 10 7
                                ______________
                                (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               / /  Rule 13d-1(b)
               /X/  Rule 13d-1(c)
               / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  904622 10 7                                    Page 2 of 5 Pages
13G

1.    NAME OF REPORTING PERSON
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Ray C. Brown, ###-##-####

___________________________________________________________________________


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)     \ \
                                   (b)     \X\

 ____________________________________________________________________________


3.     SEC USE ONLY

 ____________________________________________________________________________


4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

 ____________________________________________________________________________


NUMBER OF         5.     SOLE VOTING POWER            4,000,000
SHARES
BENEFICIALLY      6.     SHARED VOTING POWER          5,000,000
OWNED BY
EACH              7.     SOLE DISPOSITIVE POWER       4,000,000
REPORTING
PERSON            8.     SHARED DISPOSITIVE POWER     5,000,000
WITH

____________________________________________________________________________

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,000,000

 ____________________________________________________________________________

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*  \  \

 ____________________________________________________________________________

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          13.9%

 ____________________________________________________________________________

12.     TYPE OF REPORTING PERSON*
          IN

 _____________________________________________________________________________


                                                            Page 3 of 5 Pages


                                 SCHEDULE 13G

Item 1.

     (a)     Unico, Incorporated

     (b)     6475 Grandview Avenue
             Magalia, California 95954

Item 2.

     (a)     Ray C. Brown

     (b)     6475 Grandview Avenue
             Magalia, California 95954

     (c)     United States

     (d)     Common Stock, $0.10 Par Value Per Share

     (e)     904622 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not Applicable.

Item 4.      Ownership.

      As of February 7, 2001, Ray C. Brown directly owns 4,000,000 shares of Unico, Incorporated common stock in his name alone. Mr. Brown has sole voting power and dispositive power over the 4,000,000 shares. As of February 7, 2001, Ray C. Brown and Carryl W. Brown own 5,000,000 shares of Unico, Incorporated common stock as joint tenants. Ray C. Brown and Carryl W. Brown share voting power and dispositive power over the 5,000,000 shares.

     (a)     9,000,000

     (b)     13.9%

     (c)     Number of shares as to which filing person has:

          (i)     Sole power to vote or direct the vote - 4,000,000

          (ii)    Shared power to vote or direct the vote - 5,000,000

          (iii)   Sole power to dispose or direct the disposition of -
                  4,000,000

          (iv)    Shared power to dispose or direct the disposition of -
                  5,000,000





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                                                           Page 4 of 5 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 5 of 5 Pages



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 8, 2001
                                                       ---------------------
                                                             Date


                                                       /s/ Ray C. Brown
                                                       ---------------------
                                                           Signature


                                                        Ray C. Brown
                                                       ---------------------
                                                           Name/Title